Exhibit 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Thirteen Weeks Ended
	October 1, 2005		October 2, 2004
Fixed charges:
Interest expense	$74		$67
Interest portion of rental expense	17		15

Total fixed charges before capitalized interest	91		82
Capitalized interest	4		3

Total fixed charges	$95		$85

Earnings available for fixed charges:
Income before income taxes	$306	(a)	$427	(b)
Less undistributed (loss) income in minority-owned companies	(1)		1
Add minority interest in majority-owned subsidiaries	3		2
Add amortization of capitalized interest	4		4
Add fixed charges before capitalized interest	91		82

Total earnings available for fixed charges	$403		$516

Ratio of earnings to fixed charges	4.2		6.1

(a)	During the first quarter of fiscal 2006, the corporation recognized income of $1 million of pretax income from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business.
(b)	In the first quarter of fiscal 2005, the corporation recorded income of $6 million in pretax income from continuing operations in connection with certain restructuring actions. Also, during the first quarter of fiscal 2005, the corporation recognized $117 million of contingent sales proceeds from the disposal of its European tobacco business.

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